UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 1



                         Genesis Health Ventures, Inc.
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                                (Name of Issuer)



                     Common Stock, Par Value $0.02 Per Share
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                         (Title of Class of Securities)



                                   37183F-10-7
                 -----------------------------------------------
                                 (CUSIP Number)

                               Steve Chaiken, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                March 25, 2003
                 -----------------------------------------------

            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO. 37183F-10-7                                      PAGE 2 OF 11 PAGES
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 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Goldman, Sachs & Co.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]
     (SEE INSTRUCTIONS)                                        (b)  [  ]
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 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

          00
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO        [X]
     ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW YORK
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                           7.  SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                          5,573,780
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    5,573,780
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,573,780
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.4%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          BD-PN-IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP NO. 37183F-10-7                                      PAGE 3 OF 11 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [  ]
     (SEE INSTRUCTIONS)                                        (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF;00
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [  ]
     ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                         27,500
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                          5,573,780
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                           27,500
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    5,573,780
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,601,280
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          HC-CO
--------------------------------------------------------------------------------

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CUSIP NO. 37183F-10-7                                      PAGE 4 OF 11 PAGES
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                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                          GENESIS HEALTH VENTURES, INC.


     The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs" and together with GS Group, the "Filing Persons")/(1) hereby amend and supplement the statement on Schedule 13D (the "Schedule 13D"), filed on October 22, 2001, with respect to the Common Stock, $0.02 par value per share (the "Common Stock"), of Genesis Health Ventures, Inc., a Pennsylvania corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the
Schedule 13D.

     This Amendment No. 1 is being filed to report a decrease in the percentage of the outstanding Common Stock which may be deemed to be beneficially owned by the Filing Persons, which change was as a result of an agreement between the Company and Goldman Sachs regarding the sale of Common Stock by Goldman Sachs to the Company.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

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CUSIP NO. 37183F-10-7                                      PAGE 5 OF 11 PAGES
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Item 2 is hereby amended and restated as follows:

ITEM 2.  IDENTITY AND BACKGROUND

     Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges and is a direct and indirect wholly-owned subsidiary of GS Group. GS Group is a Delaware corporation and a holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each of the Filing Persons is 85 Broad Street, New York, New York.

     The name, residence or business address, present principal occupation or employment, and the citizenship of each director of GS Group is set forth in an amended Schedule I hereto and is incorporated herein by reference.

     During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed in Schedule I hereto, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in an amended
Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Filing Persons entered into a Joint Filing Agreement, dated as of October 22, 2001, a copy of which is attached as an exhibit to the Schedule 13D.


Item 5 is hereby amended as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of March 25, 2003, Goldman Sachs may be deemed to beneficially own an aggregate of 5,573,780 shares of Common Stock, consisting of (i) 5,220,613 shares of Common Stock beneficially and directly owned by Goldman Sachs and (ii) 353,167 shares of Common Stock underlying 71,799 shares of Convertible Preferred Stock immediately convertible and beneficially and directly owned by Goldman Sachs, representing in the aggregate approximately 13.4% of the outstanding shares of Common Stock reported to be outstanding as of February 27, 2003, as disclosed in Company's quarterly report on Form 10-Q for the quarter ended December 31, 2002 (the "10-Q") and in accordance with Rule 13d-3(d)(1).

     As of March 25, 2003, GS Group may be deemed to beneficially own an aggregate of 5,601,280 shares of Common Stock, consisting of (i) 5,573,780 shares of Common Stock beneficially owned by GS Group through Goldman Sachs as described above, and (iv) 27,500 shares of Common Stock underlying immediately exercisable Options, representing in the aggregate approximately 13.5% of the outstanding shares of Common Stock as disclosed in the 10-Q and in accordance with Rule 13d-3(d)(1). The Options were granted under the Company's 2001 Stock Option Plan to Joseph A. Lanasa III, a Managing Director of Goldman Sachs, who is a member of the board of directors of the Company. Mr. Lanasa has an understanding with GS Group pursuant to which he holds the options for the benefit of GS Group.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of the Common Stock beneficially owned by such Filing Person as indicated above, except that GS Group has sole voting and dispositive power with regard to the 27,500 shares of Common Stock underlying the Options.

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CUSIP NO. 37183F-10-7                                      PAGE 6 OF 11 PAGES
---------------------                                      ---------------------

     (c) On March 25, 2003, the Company and Goldman Sachs reached an oral agreement pursuant to which the Company agreed to purchase 1,000,000 shares of Common Stock from Goldman Sachs at a price of $15.00 per share. The sale is expected to be consummated on March 28, 2003.

     Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Filing Persons, or to their knowledge, any of the persons listed on Schedule I hereto, during the past sixty days.


Item 6 is hereby amended as follows:

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     On March 25, 2003, the Company and Goldman Sachs reached an oral agreement pursuant to which the Company agreed to purchase 1,000,000 shares of Common Stock from Goldman Sachs at a price of $15.00 per share. The sale is expected to be consummated on March 28, 2003.


Item 7 is hereby amended as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.     Exhibit

99.10           Power of Attorney, dated January 6, 2003, relating to
                Goldman, Sachs & Co.

99.11 Power of Attorney, dated January 6, 2003, relating to The Goldman Sachs Group, Inc.

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CUSIP NO. 37183F-10-7                                      PAGE 7 OF 11 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2003


THE GOLDMAN SACHS GROUP, INC.


By: /s/ Roger S. Begelman
    ---------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact


GOLDMAN, SACHS & CO.


By: /s/ Roger S. Begelman
    ---------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact

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CUSIP NO. 37183F-10-7                                      PAGE 8 OF 11 PAGES
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                                   SCHEDULE I
                                   ----------



     The name of each director of The Goldman Sachs Group, Inc. is set forth below.

     The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

     Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.


Name                                Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.               Chairman  and  Chief  Executive  Officer  of
                                    The Goldman Sachs Group, Inc.

Robert J. Hurst                     Director of The Goldman Sachs Group, Inc.

John A. Thain                       President and  Co-Chief Operating Officer of
                                    The Goldman Sachs Group, Inc.

John L. Thornton                    President and  Co-Chief Operating Officer of
                                    The Goldman Sachs Group, Inc.

Lord Browne of Madingley            Group Chief Executive of BP plc


John H. Bryan                       Retired Chairman and Chief Executive Officer
                                    of Sara Lee Corporation

William W. George                   Retired Chairman and Chief Executive Officer
                                    of Medtronic, Inc.

James A. Johnson                    Vice Chairman of Perseus, L.L.C.


Ruth J. Simmons                     President of Brown University

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CUSIP NO. 37183F-10-7                                      PAGE 9 OF 11 PAGES
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                                   SCHEDULE II
                                   -----------



     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

     In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 hereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

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CUSIP NO. 37183F-10-7                                      PAGE 10 OF 11 PAGES
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                                                                 EXHIBIT (99.10)



                              POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO.(the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

    THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

    IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 6th, 2003.




GOLDMAN, SACHS & CO.


By: s/ Gregory  K. Palm
----------------------------
Name:  Gregory K. Palm
Title: Managing Director

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CUSIP NO. 37183F-10-7                                      PAGE 11 OF 11 PAGES
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                                                                 EXHIBIT (99.11)



                                POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 6th, 2003.



THE GOLDMAN SACHS GROUP, INC.


By: s/ Gregory  K. Palm
----------------------------
Name:  Gregory K. Palm
Title: Executive Vice President and General Counsel